SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2009
Commission File Number: 000-31062
Oncolytics Biotech Inc.
(Translation of registrant’s name into English)
Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K and the Warrant Indenture dated November 18, 2009 attached hereto as Exhibit 99.1 are hereby incorporated by reference into the Registration Statement on Form F-10 (File No. 333-151513) of Oncolytics Biotech Inc. filed with the United States Securities and Exchange Commission on June 6, 2008, as amended June 17, 2008, pursuant to the United States Securities Act of 1933, as amended.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)
Date: November 25, 2009	By:	/s/ Doug Ball
Doug Ball
Chief Financial Officer

EXHIBIT INDEX

Number	Description

99.1	Warrent Indenture Dated November 18, 2009

EXHIBIT 99.1

WARRANT INDENTURE

Providing for the Issue of Warrants

BETWEEN

Oncolytics Biotech Inc.

- and -

Computershare Trust Company of Canada

Dated as of November 18, 2009

ARTICLE I INTERPRETATION		1

1.1	Definitions	1
1.2	Gender and Number	5
1.3	Interpretation not Affected by Headings, etc.	5
1.4	Day not a Business Day	5
1.5	Time of the Essence	5
1.6	Currency	5
1.7	Applicable Law	5

ARTICLE II ISSUE OF WARRANTS		5

2.1	Issue of Warrants	5
2.2	Terms of Warrants	6
2.3	Warrantholder not a Shareholder	6
2.4	Warrants to Rank Pari Passu	6
2.5	Form of Warrants	6
2.6	Signing of Warrant Certificates	6
2.7	Certification by the Trustee	6
2.8	Issue in Substitution for Warrant Certificates Lost, etc.	7
2.9	Exchange of Warrant Certificates	7
2.10	Transfer and Ownership of Warrants	7
2.11	Charges for Exchange or Transfer	8
2.12	Global Warrant Certificates	8
2.13	Cancellation of Surrendered Warrants	10
2.14	Assumption by Transferee and Release of Transferor	11

ARTICLE III EXERCISE OF WARRANTS		11

3.1	Exercise of Warrants by the Holder	11
3.2	Transfer Fees and Taxes	12
3.3	Warrant Agency	12
3.4	Effect of Exercise of Warrants	12
3.5	Partial Exercise of Warrants; Fractions	13
3.6	Expiration of Warrants	13
3.7	Accounting and Recording	13
3.8	Securities Restrictions	14
3.9	Cashless Exercise by U.S. Persons	14

ARTICLE IV ADJUSTMENT OF NUMBER OF COMMON SHARES		15

4.1	Adjustment of Number of Common Shares	15
4.2	Entitlement to Shares on Exercise of Warrant	19
4.3	Determination by Corporation’s Auditors	20
4.4	Proceedings Prior to any Action Requiring Adjustment	20
4.5	Certificate of Adjustment	20
4.6	Notice of Special Matters	20
4.7	No Action after Notice	20
4.8	Protection of Trustee	20

ARTICLE V RIGHTS OF THE CORPORATION AND COVENANTS		21

5.1	General Covenants	21
5.2	Trustee’s Remuneration and Expenses	22
5.3	Performance of Covenants by Trustee	22
5.4	Optional Purchases by the Corporation	23

ARTICLE VI ENFORCEMENT		23

6.1	Suits by Warrantholders	23
6.2	Immunity of Shareholders, etc.	23

6.3	Limitation of Liability	23
6.4	Waiver of Default	23

ARTICLE VII MEETINGS OF WARRANTHOLDERS		24

7.1	Right to Convene Meetings	24
7.2	Notice	24
7.3	Chairman	24
7.4	Quorum	24
7.5	Power to Adjourn	25
7.6	Show of Hands	25
7.7	Poll and Voting	25
7.8	Regulations	25
7.9	Corporation and Trustee May be Represented	26
7.10	Powers Exercisable by Extraordinary Resolution	26
7.11	Meaning of Extraordinary Resolution	27
7.12	Powers Cumulative	28
7.13	Minutes	28
7.14	Instruments in Writing	28
7.15	Binding Effect of Resolutions	28
7.16	Holdings by Corporation Disregarded	29

ARTICLE VIII SUPPLEMENTAL INDENTURES		29

8.1	Provision for Supplemental Indentures for Certain Purposes	29
8.2	Successor Corporations	30

ARTICLE IX CONCERNING THE TRUSTEE		30

9.1	Trust Indenture Legislation	30
9.2	Rights and Duties of Trustee	30
9.3	Evidence, Experts and Advisers	31
9.4	Documents, Monies, etc. Held by Trustee	31
9.5	Actions by Trustee to Protect Interest	32
9.6	Trustee Not Required to Give Security	32
9.7	Protection of Trustee	32
9.8	Replacement of Trustee; Successor by Merger	32
9.9	Conflict of Interest	33
9.10	Acceptance of Trust	33
9.11	Trustee Not to be Appointed Receiver	34
9.12	Anti-Money Laundering and Anti-Terrorist Legislation	34
9.13	Accounts Opened for Corporation	34

ARTICLE X GENERAL		34

10.1	Notice to the Corporation and the Trustee	34
10.2	Notice to Warrantholders	35
10.3	Counterparts	36
10.4	Satisfaction and Discharge of Indenture	36
10.5	Provisions of Indenture and Warrants for the Sole Benefit of Parties, Agent and Warrantholders	36
10.6	Warrants Owned by the Corporation or its Subsidiaries Certificate to be Provided	36
10.7	Evidence of Ownership	37
10.8	Privacy Laws	37

THIS WARRANT INDENTURE is made as of the 18th day of November, 2009.

BETWEEN:

ONCOLYTICS BIOTECH INC., a corporation incorporated under the laws of the Province of Alberta, having an office in the City of Calgary, in the Province of Alberta (hereinafter referred to as the “Corporation”)

OF THE FIRST PART

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada and authorized to carry on business in all provinces of Canada (hereinafter referred to as the “Trustee”)

OF THE SECOND PART

WHEREAS:

A.	The Corporation has agreed to issue 4,250,000 Units (as defined below), each Unit consisting of one Common Share (as defined below) and 0.4 of one Warrant (as defined below) at no additional cost;
B.

the Corporation has agreed to grant the Underwriters (as defined below) an Over-Allotment Option (as defined below) to purchase up to an additional 637,500 Common Shares at a price of U.S.$2.95 and up to 255,000 Warrants at a price of U.S.$0.05 per 0.4 of one Warrant;

C.

one whole Warrant shall, subject to adjustment, entitle the holder thereof to purchase from the Corporation one Common Share at the Exercise Price (as defined below) at any time prior to the Time of Expiry (as defined below) on the Expiry Date (as defined below), upon the terms and conditions herein set forth;

D.

all acts and deeds necessary have been done and performed to make the Warrants, when certified, issued and delivered as provided in this Indenture, legal, valid and binding upon the Corporation with the benefits and subject to the terms of this Indenture; and

E.

the Trustee has agreed to enter into this Indenture and to hold all rights, interests and benefits contained herein for and on behalf of those persons who from time to time become holders of Warrants issued pursuant to this Indenture.

NOW THEREFORE, the parties hereto agree as follows:

ARTICLE I

INTERPRETATION

1.1	Definitions

In this Indenture, including the recitals and schedules hereto, and in all indentures supplemental hereto:

(a)

“Applicable Legislation” means the provisions of the Business Corporations Act (Alberta) as from time to time amended, and any other statute of Canada or a province thereof, and the regulations under any such named or other statute, relating to trust indentures or to the rights, duties and obligations of trustees and of corporations under trust indentures, to the extent that such provisions are at the time in force and applicable to this Indenture;

(b)	“Business Day” means a day which is not Saturday or Sunday or a legal holiday in the City of Calgary, Alberta;
(c)	“CDS” means CDS Clearing and Depository Services Inc.;
(d)

“Clearing Agency” means CDS or DTC, its nominees or any successors thereto, or any other organization registered as a “clearing agency” pursuant to the securities legislation of any jurisdiction of Canada, as in effect from time to time, and any additional qualified clearing agency that carries on business within or outside Canada for Warrantholders resident in the relevant jurisdiction, or any of the foregoing, as the context may require, all as may be designated by the Corporation from time to time;

(e)	“Closing Date” means November 23, 2009 or at such later date as the Corporation and the Underwriters may agree;
(f)	“Common Shares” means, subject to Section 4.1, fully paid and non-assessable common shares of the Corporation as presently constituted;
(g)	“Corporation’s Auditors” means a firm of chartered accountants duly appointed as auditors of the Corporation;
(h)	“Counsel” means a barrister or solicitor or a firm of barristers and solicitors retained by the Trustee or retained by the Corporation and acceptable to the Trustee;
(i)

“Current Market Price” of the Common Shares at any date means the volume weighted average trading price per share for such shares for the last ten Trading Days ending three trading days prior to such date on the Toronto Stock Exchange or, if on such date the Common Shares are not listed on the Toronto Stock Exchange, on such stock exchange upon which such shares are listed and as selected by the directors, or, if such shares are not listed on any stock exchange, then on such over-the-counter market or otherwise as may be determined by the directors, acting reasonably;

(j)	“Determination Date” has the meaning set forth in Section 3.9(d);
(k)

“director” means a director of the Corporation for the time being and, unless otherwise specified herein, reference without more to action “by the directors” means action by the directors of the Corporation as a board or, whenever duly empowered, action by any committee of such board;

(l)	“DTC” means The Depositary Trust Company;
(m)	“Effective Date” means the Closing Date;
(n)	“Exercise Date” means, with respect to any Warrant, the date on which the Warrant

Certificate representing such Warrant is duly surrendered for exercise along with full payment of the Exercise Price, all in accordance with the terms hereof;

(o)	“Exercise Price” means U.S.$3.50 per share;
(p)

“Expiry Date” means November 23, 2014, or if on any date (the “Accelerated Exercise Date”) prior to November 23, 2014 the 10-day volume-weighted average trading price of the Common Shares on the Toronto Stock Exchange exceeds the Canadian dollar equivalent (based on the Bank of Canada noon spot rate on the final day of the 10-day period) of U.S.$6.50 per Common Share, then, at the Corporation’s sole discretion and upon the Corporation sending the holder written notice of such Accelerated Exercise Date and issuing a news release announcing such Accelerated Exercise Date, the day that is 30 days following the later of: (i) the date on which such written notice is sent to the holder; and (ii) the date on which such announcement is made by news release;

(q)	“Extraordinary Resolution” has the meaning set forth in Section 7.11;
(r)	“Final Exercise Notice” has the meaning set forth in Section 3.9(b);
(s)	“Officer’s Certificate” has the meaning set forth in Section 3.9(a);
(t)

“Over-Allotment Option” means the option granted to the Underwriters in connection with the offering to purchase up to an additional 637,500 Common Shares at a price of U.S.$2.95 and up to 255,000 Warrants at a price of U.S.$0.05 per 0.4 of one Warrant exercisable in whole or in part at any time from the date of the closing of the Unit offering until and including 30 days thereafter;

(u)

“Participant” means a broker, dealer, bank or other financial institution or other person who maintains an account for clearing and holding securities, including Warrants, with a Clearing Agency or its nominee and on whose behalf a Clearing Agency or its nominee holds Warrants;

(v)	“person” means an individual, body corporate, partnership, trust, trustee, executor, administrator, legal representative or any unincorporated organization;
(w)	“SEC” means the United States Securities and Exchange Commission;
(x)	“Shareholder” means a holder of record of one or more Common Shares;
(y)

“Subsidiary of the Corporation” or “Subsidiary” means any corporation of which more than fifty (50%) percent of the outstanding Voting Shares are owned, directly or indirectly, by or for the Corporation, provided that the ownership of such shares confers the right to elect at least a majority of the board of directors of such corporation and includes any corporation in like relation to a Subsidiary;

(z)	“Time of Expiry” means 4:30 p.m. (Calgary time) on the Expiry Date;
(aa)	“Total Share Number” has the meaning set forth in Section 3.9(c);
(bb)	“Trading Day” means, with respect to a stock exchange, a day on which such exchange is open for the transaction of business and with respect to the over-the-counter market means a day on which the Toronto Stock Exchange is open for the transaction of business;

(cc)	“Trustee” means Computershare Trust Company of Canada or its successors from time to time in the trust hereby created;
(dd)	“Underwriters” means Oppenheimer & Co. Inc. and Canaccord Capital Corporation;
(ee)

“Units” means the units offered by the Corporation pursuant to a prospectus supplement dated November 18, 2009 to a short form base shelf prospectus dated June 16, 2008, each such unit consisting of one Common Share and one Warrant;

(ff)	“U.S. Person” means a “U.S. person” as defined in Rule 902 (k) of Regulation S under the U.S. Securities Act;
(gg)

“U.S. Registration Statement” means a registration statement under the U.S. Securities Act, including any amendments or supplements thereto, registering the Common Shares issuable upon the exercise of the Warrants;

(hh)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended;
(ii)

“Voting Shares” means shares of the capital stock of any class of any corporation carrying voting rights under all circumstances, provided that, for the purposes of such definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares, whether or not such event shall have occurred, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of any such event;

(jj)

“Warrant” means the Common Share purchase warrants of the Corporation to be issued pursuant to and in accordance with this Indenture entitling holders thereof to acquire one Common Share at the Exercise Price until the Time of Expiry for each whole common share purchase warrant held, subject to the terms and conditions herein;

(kk)	“Warrant Agency” means the principal office of the Trustee in the City of Calgary, Alberta or such other place as may be designated in accordance with Section 3.3;
(ll)	“Warrant Certificate” means a certificate, substantially in the form set forth in Schedule “A”, issued on or after the Effective Date to evidence Warrants;
(mm)

“this Warrant Indenture” “this Indenture”, “herein”, “hereby”, “hereof” and similar expressions mean and refer to this Indenture and any indenture, deed or instrument supplemental hereto; and the expressions “Article”, “Section”, “subsection” and “paragraph” followed by a number, letter or both mean and refer to the specified article, section, subsection or paragraph of this Indenture;

(nn)	“Warrantholders”, or “holders” means the persons who are registered owners of Warrants;
(oo)	“Warrantholders’ Request” means an instrument signed in one or more counterparts by Warrantholders entitled to acquire in the aggregate not less than 25% of the aggregate number of Common Shares which could be acquired pursuant to all Warrants then unexercised and outstanding, requesting the Trustee to take some action or proceeding specified therein; and

(pp)

“written request of the Corporation” and “certificate of the Corporation” mean, respectively, a written request and certificate signed in the name of the Corporation by its Chairman, President or Chief Financial Officer and may consist of one or more instruments so executed.

1.2	Gender and Number

Unless herein otherwise expressly provided or unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.3	Interpretation not Affected by Headings, etc.

The division of this Indenture into Articles and Sections, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.4	Day not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

1.5	Time of the Essence

Time shall be of the essence of this Indenture.

1.6	Currency

Except as otherwise stated, all dollar amounts herein are expressed in Canadian dollars.

1.7	Applicable Law

This Indenture and the Warrant Certificates shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws applicable therein and shall be treated in all respects as Alberta contracts. Each of the parties irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Alberta with respect to all matters arising out of this Indenture and the transactions contemplated herein.

ARTICLE II

ISSUE OF WARRANTS

2.1	Issue of Warrants

Up to 1,955,000 Warrants (including those Warrants issuable pursuant to the exercise of the Over-Allotment Option), on the terms and subject to the conditions herein provided, are hereby created and authorized to be issued at any time on or after the Effective Date and prior to the Time of Expiry. The Warrants hereby created shall be issued by the Trustee, in the form set forth in Section 2.5 hereof, in accordance with the written direction of the Corporation.

2.2	Terms of Warrants
(a)	Each whole Warrant shall entitle the holder thereof, upon the exercise thereof prior to the Time of Expiry, to acquire one (1) Common Share on payment of the Exercise Price.
(b)	No fractional Warrants shall be issued or otherwise provided for hereunder.
(c)	The number of Common Shares which may be acquired pursuant to the exercise of Warrants shall be adjusted in the circumstances and in the manner specified in Article 4.
2.3	Warrantholder not a Shareholder

Nothing in this Indenture or in the holding of a Warrant or Warrant Certificate or otherwise, shall, in itself, confer or be construed as conferring upon a Warrantholder any right or interest whatsoever as a Shareholder or as any other shareholder of the Corporation, including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings of shareholders or any other proceedings of the Corporation, or the right to receive dividends and other distributions.

2.4	Warrants to Rank Pari Passu

All Warrants shall rank pari passu, whatever may be the actual date of issue thereof.

2.5	Form of Warrants

The Warrant Certificates (including all replacements issued in accordance with this Indenture) shall be substantially in the form set out in Schedule “A” hereto, shall be dated as of the Effective Date regardless of the date of issuance, shall bear such legends and distinguishing letters and numbers as the Corporation may, with the approval of the Trustee and subject to applicable securities laws, prescribe, and shall be issuable in any denomination excluding fractions

2.6	Signing of Warrant Certificates

The Warrant Certificates shall be signed (with or without the seal of the Corporation) by any one or more directors or officers of the Corporation. The signatures of any such director or officer may be mechanically reproduced in facsimile and Warrant Certificates bearing such facsimile signatures shall be binding upon the Corporation as if they had been manually signed by such director or officer. Notwithstanding that any person whose manual or facsimile signature appears on any Warrant Certificate as a director or officer may no longer hold office at the date of such Warrant Certificate or at the date of certification or delivery thereof, any Warrant Certificate signed as aforesaid shall, subject to Section 2.7, be valid and binding upon the Corporation and the holder thereof shall be entitled to the benefits of this Indenture.

2.7	Certification by the Trustee
(a)

No Warrant Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the holder to the benefit of this Indenture hereof until it has been certified by manual signature by or on behalf of the Trustee by its authorized signing officers located in the City of Calgary, Alberta and such certification by the Trustee upon any Warrant Certificate shall be conclusive evidence as against the Corporation that the Warrant Certificate so certified has been duly issued hereunder and that the holder is entitled to the benefits hereof.

(b)

The certification of the Trustee on Warrant Certificates issued hereunder shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or the Warrant Certificates (except the due certification thereof) and the Trustee shall in no respect be liable or answerable for the use made of the Warrant Certificates or any of them or of the consideration therefor except as otherwise specified herein.

2.8	Issue in Substitution for Warrant Certificates Lost, etc.
(a)

If any Warrant Certificate becomes mutilated or is lost, destroyed or stolen, the Corporation, subject to applicable law and to subsection 2.8(b), shall issue and thereupon the Trustee shall certify and deliver, a new Warrant Certificate of like tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Warrant Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate, and the substituted Warrant Certificate shall be in a form pursuant to the provisions of this Warrant Indenture and approved by the Trustee and the Warrants evidenced thereby shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Warrants issued or to be issued hereunder.

(b)

The applicant for the issue of a new Warrant Certificate pursuant to this Section 2.8 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Corporation and to the Trustee such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as shall be satisfactory to the Corporation and to the Trustee, in their sole discretion, and such applicant may also be required to furnish an indemnity and surety bond in amount and form satisfactory to the Corporation and the Trustee, in their sole discretion, and shall pay the reasonable charges of the Corporation and the Trustee in connection therewith.

2.9	Exchange of Warrant Certificates
(a)

Any one or more Warrant Certificates representing any number of Warrants may, upon compliance with the reasonable requirements of the Trustee, be exchanged for one or more other Warrant Certificates representing the same aggregate number of Warrants as represented by the Warrant Certificate or Warrant Certificates tendered for exchange.

(b)

Warrant Certificates may be exchanged only at the Warrant Agency or at any other place that is designated by the Corporation with the approval of the Trustee. Any Warrant Certificate tendered for exchange shall be cancelled by the Trustee.

(c)	Warrant Certificates issued pursuant to this Section 2.9 shall be in same form and shall bear the same legends as those Warrant Certificates they are exchanged for.
2.10	Transfer and Ownership of Warrants
(a)

The Trustee will cause to be kept (i) by and at the Warrant Agency, a register (or registers) of holders in which shall be entered in alphabetical order the names and addresses of the holders of Warrants and particulars of the Warrants held by them, respectively, and (ii) by and at the Warrant Agency, a register of transfers in which all transfers of Warrants and the date and other particulars of each transfer shall be entered.

(b)

The Warrants may only be transferred on the register referred to in subsection (a) by the holder or its legal representatives or its attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee only upon surrendering to the Trustee the Warrant Certificate or Warrant Certificates representing the Warrants to be transferred, together with the duly completed Transfer Form (in the form annexed to the Warrant Certificate), and upon compliance with and, upon reasonable request of the Corporation or Transfer Agent, satisfactory evidence of:

(i)	the conditions set forth in this Indenture;
(ii)	such reasonable requirements as the Trustee may prescribe; and
(iii)	all applicable securities legislation and requirements of regulatory authorities,

and such transfer shall be duly noted in such register by the Trustee. Upon compliance with such requirements, the Trustee shall issue to the transferee one or more Warrant Certificates representing the Warrants transferred.

(c)

The Corporation and the Trustee may deem and treat the registered owner of any Warrant as the beneficial owner thereof for all purposes and neither the Corporation nor the Trustee shall be affected by any notice or knowledge to the contrary except as required by statute or court of competent jurisdiction.

(d)

Subject to the provisions of this Indenture and Applicable Legislation, the Warrantholders shall be entitled to the rights and privileges attaching to the Warrants free from all equities or rights of set off or counterclaims between the Corporation and the original and any intermediate holder of the Warrants. The issue of Common Shares by the Corporation upon the exercise or deemed exercise of Warrants in accordance with the terms and conditions herein contained shall discharge all responsibilities of the Corporation and the Trustee with respect to such Warrants and neither the Corporation nor the Trustee shall be bound to inquire into the title of any such holder.

2.11	Charges for Exchange or Transfer

Except as otherwise herein provided, a reasonable charge shall be levied to the Corporation in respect of the transfer or the exchange of any Warrant Certificate or the issue of a new Warrant Certificate(s) pursuant hereto including the reimbursement of the Trustee or the Corporation for any and all transfer, stamp or similar taxes or other governmental charges required to be paid by the holder requesting such transfer or exchange as a condition precedent to such transfer or exchange.

2.12	Global Warrant Certificates
(a)

Warrants may, upon original issuance, be issued in the form of one or more global Warrant Certificates, representing the Warrants to be delivered to the Clearing Agency by or on behalf of the Corporation in respect of such Warrants. The Warrants shall initially be registered on the Warrant register in the name of the Clearing Agency or its nominee and no Warrantholder will receive definitive Warrant Certificates representing such Warrantholder’s interest in the Warrants, except as provided in Subsection 2.12(c) or upon due request by such Warrantholder. Unless and until definitive Warrants have been issued to the applicable Warrantholders pursuant to Subsection 2.12(c):

(i)	the provisions of this Section 2.12 shall be in full force and effect;
(ii)

the Corporation and the Trustee may deal with the Clearing Agency or its nominee for all purposes (including the making of payments and the delivery of any notice, report or other communication) as the registered holder of the Warrants and as the authorized representative of the respective Warrantholders;

(iii)	to the extent that the provisions of this Section 2.12 conflict with any other provisions of this Indenture, the provisions of this Section 2.12 shall prevail;
(iv)

the rights of the respective Warrantholders shall be exercised only through the Clearing Agency (directly or by proxy in favour of the respective Participants) and shall be limited to those established herein and by law;

(v)

all transfers and exchanges of Warrants evidenced by a global certificate must be made through the Clearing Agency and any person transferring a Warrant in such manner shall be deemed to have transferred to the transferee all of such person’s rights and obligations in respect thereof; all transferees of Warrants shall be deemed to have received and accepted such transfer and be deemed to have agreed to be bound by the provisions of this Indenture;

(vi)

all transfers of beneficial ownership in any Warrant represented by a global Warrant Certificate will be effected only (i) with respect to the interest of a Participant, through records maintained by the Clearing Agency or its nominee for such global Warrant Certificate, and (ii) with respect to the interest of any person other than a Participant, through records maintained by Participants. Beneficial owners of Warrants who are not Participants but who desire to sell or otherwise transfer ownership of or any other interest in Warrants represented by such global Warrant Certificate may do so only through a Participant; and

(vii)

for purposes of any provision of this Indenture requiring or permitting actions with the consent of, or at the direction of, holders of Warrants evidencing a specified percentage of the aggregate unpaid principal amount of Warrants then outstanding, the Trustee is entitled to act and rely upon the instructions of the Clearing Agency that it has received instructions, directly or indirectly through its respective Participants, to such effect from such Warrantholders owning or representing, respectively, the requisite percentage of Warrants.

(b)

Each of the parties hereto acknowledges and agrees that such Warrantholders, through their respective Participants, are collectively entitled, under the terms hereof, to all of the rights accorded to registered holders of Warrants and are bound by all of the obligations of such Warrantholders.

(c)

If Warrants have been issued in the manner described by Section 2.12(a) and (i) the Corporation advises the Trustee that any Clearing Agency is no longer willing or able to discharge properly its responsibilities as the Clearing Agency with respect to such Warrants and the Clearing Agency is unable to locate a qualified successor; (ii) the Corporation, at its option, advises the Trustee that it elects to terminate the use of the global certificate procedure described in Section 2.12(a) with respect to the Warrants; then the Trustee shall notify the relevant holders of the Warrants, through the Clearing Agency, of the occurrence of any such event and of the availability of definitive Warrants to Warrantholders requesting the same. Upon surrender by the Clearing Agency of a global certificate or certificates representing the Warrants and accompanied by registration instructions from the Clearing Agency for re-registration, and provided that the Corporation shall have provided the Trustee with sufficient blank forms of certificates representing definitive Warrants, the Trustee shall certify and deliver such definitive Warrants. Neither the Corporation nor the Trustee shall be liable to a Warrantholder or any other person for any delay in delivery of such instructions and may conclusively act and rely on, and shall be protected in acting and relying on, such instructions. The Trustee shall not be liable for any delay in the delivery to it of certificates representing definitive Warrants for certification and delivery, or for any resulting delay in the delivery of such certificates to any holder. Upon the issuance of such definitive Warrants, the Corporation and the Trustee shall recognize the registered holders of such definitive Warrants as Warrantholders hereunder.

(d)

If definitive Warrants have been issued and thereafter the Trustee advises the Corporation of the availability of the global certificate procedure described in Section 2.12(a) in regard to such Warrants, the Trustee and the Corporation may agree to allow for the re-registration of such definitive Warrants under such procedure and the Trustee shall forthwith deliver notice thereof to each registered holder of such Warrants. Upon surrender by any such Warrantholder of its definitive Warrant accompanied by instructions for re-registration of the Warrant under such procedure, such Warrant shall thereafter be re-registered under such procedure and be subject to Subsections 2.12(a), (b) and (c), mutatis mutandis. The Corporation shall pay all expenses incurred by the Trustee and the reasonable fees of the Trustee associated with any termination of the use of such procedure and of any such re-registration of the definitive Warrants under such procedure.

(e)

Notwithstanding anything herein or in the terms of the Warrant Certificates to the contrary, neither the Corporation nor the Trustee nor any agent thereof shall have any responsibility or liability for (i) the records maintained by the Clearing Agency relating to any ownership interests or any other interests in the Warrants or the depository system maintained by the Clearing Agency, or payments made on account of any ownership interest or any other interest of any person in any Warrant represented by any global Warrant Certificate (other than the applicable Clearing Agency or its nominee), (ii) maintaining, supervising or reviewing any records of the Clearing Agency or any Participant relating to any such interest, or (iii) any advice or representation made or given by the Clearing Agency or those contained herein that relate to the rules and regulations of the Clearing Agency or any action to be taken by the Clearing Agency on its own direction or at the direction of any Participant.

2.13	Cancellation of Surrendered Warrants

All Warrant Certificates surrendered pursuant to Sections 2.8, 2.9, 2.10, 2.12, 3.1, 3.5 or 5.4 shall be returned to the Trustee for cancellation and, after the expiry of any period of retention prescribed by law, destroyed by the Trustee. Upon request by the Corporation, the Trustee shall furnish to the Corporation a destruction certificate identifying the Warrant Certificates so destroyed, the number of Warrants evidenced thereby and the number of Common Shares, if any, issued pursuant to such Warrants.

2.14	Assumption by Transferee and Release of Transferor

Upon becoming a Warrantholder in accordance with the provisions of this Indenture, the transferee thereof shall be deemed to have acknowledged and agreed to be bound by this Indenture. Upon the registration of such transferee as the Warrantholder of a Warrant, the transferor shall cease to have any further rights under this Indenture with respect to such Warrant or the Common Share in respect thereof.

ARTICLE III

EXERCISE OF WARRANTS

3.1	Exercise of Warrants by the Holder
(a)

Subject to the terms hereof, including the provisions of Section 3.1(b) and Section 3.1(d), each holder of Warrants may exercise the right conferred on such holder to purchase one Common Share for each whole Warrant held by surrendering to the Trustee at the Warrant Agency, after the Effective Date and prior to the Time of Expiry:

(i)	the Warrant Certificate with a duly completed and executed Exercise Form in the form substantially set out in Schedule “A”; and
(ii)

a certified cheque, bank draft or money order in lawful money of Canada payable to or to the order of the Trustee, at par in the city where such Warrant Certificate is surrendered in an amount equal to the Exercise Price multiplied by the number of Common Shares subscribed for.

A Warrant Certificate with the duly completed and executed Exercise Form referred to in subsection 3.1(a)(i), together with the payment of the Exercise Price of the Common Shares subscribed for and referred to in subsection 3.1(a)(ii), shall be deemed to be surrendered only upon personal delivery thereof or, if sent by mail or other means of transmission, upon actual receipt thereof by the Trustee at the Warrant Agency.

(b)

Notwithstanding any provision to the contrary contained in this Indenture, no person in the United States, U.S. Person or person holding a Warrant for the account of or benefit of a person in the United States or U.S. Person shall exercise any Warrant pursuant to this Section 3.1 at any time when no U.S. Registration Statement is effective, provided that at any such time, any person in the United States, U.S. Person or person holding a Warrant for the account or benefit of a person in the United States or U.S. Person shall be entitled to the rights and benefits set forth in Section 3.9 hereof. If no U.S. Registration Statement is effective at any time when a Warrant is exercised, as a condition to the exercise of any Warrant the Corporation may require that the holder of such Warrant provide such evidence as the Corporation shall reasonably request that such person is not exercising in the United States, a U.S. Person or person holding such Warrant for the account or benefit of a person in the United States or U.S. Person and certification from the holder of such Warrant that all offer and sales of the Common Shares acquired pursuant to exercise of the Warrants will be conducted in compliance with Regulation S under the U.S Securities Act, registration under the U.S. Securities Act or pursuant to an applicable exemption from such registration requirements.

(c)	Any Exercise Form referred to in subsection 3.1(a) and any Notice of Intent to Exercise Form referred to in Section 3.9 shall be signed by the Warrantholder and shall specify:

(i)

the number of Common Shares which the holder wishes to acquire (being not more than the number of Common Shares which the holder is entitled to acquire pursuant to the Warrant Certificate(s) surrendered);

(ii)	the person or persons in whose name or names such Common Shares are to be issued;
(iii)	the address or addresses of such person or persons; and
(iv)	the number of Common Shares to be issued to each such person if more than one is so specified.

The Warrantholder must comply with all applicable securities laws in connection with the issuance of Common Shares upon exercise of Warrants.

(d)

If Warrants have been issued in the manner described in Section 2.12, a beneficial owner of Warrants who desires to exercise Warrants should ensure that the Participant is provided with the required exercise form sufficiently in advance of the relevant notice date so as to permit the Participant to deliver notice to the Clearing Agency and to the Trustee at the Warrant Agency, after the Effective Date and prior to the Expiry. Any expense associated with the preparation and delivery of such exercise form will be for the account of the beneficial owner exercising the Warrants. The Corporation and the Trustee shall not be liable to the Warrantholder or any other person for any delay in the Trustee receiving such exercise form.

3.2	Transfer Fees and Taxes

If any of the Common Shares subscribed for are to be issued to a person or persons other than the Warrantholder, the Warrantholder shall comply with such reasonable requirements as the Trustee may prescribe and shall pay to the Corporation or the Warrant Agency on behalf of the Corporation, all applicable transfer or similar taxes and the Corporation shall not be required to issue or deliver certificates evidencing Common Shares unless or until such Warrantholder shall have paid to the Corporation, or the Warrant Agency on behalf of the Corporation, the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid or that no tax is due.

3.3	Warrant Agency

In connection with the exchange or transfer of Warrant Certificates and exercise of Warrants and compliance with such other terms and conditions hereof as may be required, the Corporation has appointed the principal office of the Trustee in the City of Calgary, Alberta as the agency at which Warrant Certificates may be surrendered for exchange or transfer or at which Warrants may be exercised and the Trustee has accepted such appointment. The Corporation may from time to time designate alternate or additional places as the Warrant Agency and shall give notice to the Trustee of any change of the Warrant Agency.

3.4	Effect of Exercise of Warrants
(a)

Upon the exercise of Warrants pursuant to Section 3.1 or upon the Determination Date (as defined below) pursuant to Section 3.9, as the case may be, and subject to Section 3.5, the Common Shares to be issued shall be deemed to have been issued and the person or persons to whom such Common Shares are to be issued shall be deemed to have become the holder or holders of record of such Common Shares on the Exercise Date unless the transfer registers of the Corporation shall be closed on such date, in which case the Common Shares issued upon the exercise of any Warrants shall be deemed to have been issued and such person or persons deemed to have become the holder or holders of record of such Common Shares, on the date on which such transfer registers are reopened.

(b)

Upon the exercise of Warrants pursuant to Section 3.1 and subject to Section 3.5, the Corporation or its nominee shall, upon receipt by the Trustee of the Warrant Certificate, the payment of the Exercise Price and the Exercise Form duly completed, as soon as practicable and in any event within five (5) Business Days after the Exercise Date, cause to be mailed to the person or persons in whose name or names the Warrant is registered or, if so specified in writing by the holder, cause to be delivered to such person or persons at the Warrant Agency where the Warrant Certificate was surrendered, a certificate or certificates for the appropriate number of Common Shares issued upon exercise of the Warrants evidenced by the Warrant Certificate.

3.5	Partial Exercise of Warrants; Fractions
(a)

The holder of any Warrants may exercise his right to acquire Common Shares in part and may thereby acquire a number of Common Shares less than the aggregate number which such holder is entitled to acquire pursuant to the surrendered Warrant Certificate(s). In the event of any exercise of a number of Warrants less than the number which the holder is entitled to exercise, the holder of the Warrants upon such exercise shall, in addition, be entitled to receive, without charge therefor, a new Warrant Certificate(s) in respect of the balance of the Warrants represented by the surrendered Warrant Certificate(s) and which were not then exercised.

(b)

Notwithstanding anything herein contained including any adjustment provided for in Article 4, the Corporation shall not be required, upon the exercise of any Warrants, to issue fractions of Common Shares or to distribute certificates or Warrants which evidence a fractional Common Share. In lieu of a fractional Common Share, the Corporation shall pay to the holder who would otherwise be entitled to receive a fractional Common Share upon an exercise of Warrants, within five (5) Business Days after the Exercise Date, an amount in lawful money of Canada equal to the Current Market Price of the Common Shares on the Exercise Date multiplied by an amount equal to the fractional interest such holder would otherwise be entitled to receive upon such exercise, provided that the Corporation shall make only one such payment for each beneficial holder exercising such Warrants.

3.6	Expiration of Warrants

Immediately after the Time of Expiry, all rights under any Warrant in respect of which the right of acquisition herein and therein provided for shall not have been exercised shall cease and terminate and such Warrant shall be void and of no further force or effect except to the extent that the Warrantholder has not received certificates representing the Common Shares held by it, in which instances the Warrantholder’s rights hereunder shall continue until it has received that to which it is entitled hereunder.

3.7	Accounting and Recording
(a)	The Trustee shall promptly account to the Corporation with respect to Warrants exercised. Any securities or other instruments (including any property), from time to time received by the Trustee shall be received in trust for, and shall be segregated and kept apart by the Trustee in trust for, the Warrantholders and the Corporation, as their interests may appear.

(b)

The Trustee shall record the particulars of Warrants exercised which particulars shall include the names and addresses of the persons who become holders of Common Shares and the Exercise Date in respect thereof. The Trustee shall provide such particulars in writing to the Corporation within five Business Days of any request by the Corporation therefor.

3.8	Securities Restrictions

Notwithstanding anything herein contained, no Common Shares will be issued pursuant to the exercise of any Warrant if the issuance of such Common Shares would constitute a violation of the securities laws of any applicable jurisdiction, and without limiting the generality of the foregoing, in the event that the Warrants are exercised pursuant to Section 3.1, the certificates representing the Common Shares thereby issued will bear such legend as may, in the opinion of Counsel to the Corporation, be necessary in order to avoid a violation of any securities laws of any province in Canada or of the United States or to comply with the requirements of any stock exchange on which the Common Shares are listed, provided that if, at any time, in the opinion of Counsel to the Corporation, such legends are no longer necessary in order to avoid a violation of any such laws, or the holder of any such legended certificate, at the holder’s expense, provides the Corporation with evidence satisfactory in form and substance to the Corporation (which may include an opinion of Counsel satisfactory to the Corporation) to the effect that such holder is entitled to sell or otherwise transfer such Common Shares in a transaction in which such legends are not required, such legended certificate may thereafter be surrendered to the Corporation in exchange for a certificate which does not bear such legend. For greater certainty, should no U.S. Registration Statement be effective, the Corporation shall permit the cashless exercise of Warrants held by U.S. Persons as set forth in Section 3.9 and shall not be permitted to issue legended Common Shares in lieu thereof.

3.9	Cashless Exercise by U.S. Persons
(a)

If the U.S. Registration Statement ceases to be effective, prior to the Time of Expiry and for so long as the U.S. Registration Statement is not effective, any holder of any Warrant that is a person in the United States, U.S. Person or person holding a Warrant for the account or benefit of a person in the United States or U.S. Person may provide the Corporation with a notice of intent to exercise such Warrant by surrendering the certificate representing such Warrant at any time during such period to the Trustee at the Warrant Agency, with a duly completed and executed Exercise Form, in substantially the form attached hereto upon which the holder shall indicate that he or she is exercising his or her right to exercise the Warrants on a cashless basis. Upon receipt of the Exercise Form, the Trustee at the Warrant Agency shall inform the Corporation of the Warrantholder’s intent to exercise on a cashless basis. Within three business days of notice from the Trustee at the Warrant Agency of the provision of a Exercise Form on a cashless basis, the Corporation shall authorize such cashless exercise or request further evidence that the holder of the Warrants is in the United States, a U.S. Person or is holding for the account or benefit of a person in the United States or U.S. Person, as provided below. As a condition of such cashless exercise, the Corporation may require that the holder of such Warrant provide such evidence that it is a U.S. Person as the Corporation shall reasonably request, provided that if the Corporation, acting reasonably, is not satisfied in such circumstance that such Warrantholder is a U.S. Person or person holding such Warrant for the account of a U.S. Person, such Warrantholder shall be notified forthwith by the Trustee that such Warrantholder is entitled to exercise his or her Warrant, in whole or in part, in accordance with Section 3.1. If the holder exercises the right provided for in this Section 3.9(a) in respect of a lesser number of Warrants than the aggregate number of Warrants represented by the Warrant Certificate surrendered, the Warrantholder shall be entitled to receive a further Warrant Certificate in respect of the Warrants represented by the Warrant Certificates that have not been part of a cashless exercise.

(b)

Forthwith following the election of the Corporation to permit the exercise by a Warrantholder of the cashless exercise, the Trustee shall deliver to the Corporation a notice setting out the particulars of the Warrants to be exercised and the name and address of the Warrantholder and the number of Common Shares to be issued (“Final Exercise Notice”).

(c)

Within three Business Days of receipt of the Final Exercise Notice referred to in (b), the Corporation shall cause a certificate to be mailed to such Warrantholder at the address specified in such Final Exercise Notice, or, if so specified in such Final Exercise Notice, to be made available for pick-up by such Warrantholder at the Warrant Agency representing the number of Common Shares calculated using the following formula:

X = Y(A-B) A
Where	X =	the number of Common Shares to be issued to the Warrantholder
Y =

the number of shares of Common Shares purchasable under this Warrant or, if only a portion of this Warrant is being exercised, the portion of this Warrant being cancelled (at the date of such calculation)

	A =	the Current Market Price of one Common Share (at the date of such calculation)
	B =	Exercise Price (as adjusted to the date of such calculation)

(d)

“Determination Date” means, with respect to any Warrants subject to the provisions of Section 5.1(h) hereof, the date the Warrant Certificate together with a duly completed and executed Notice of Intent to Exercise Form is surrendered to the Trustee. A Warrant Certificate with the duly completed and executed Notice of Intent to Exercise Form shall be deemed to be surrendered upon personal delivery thereof, or if sent by mail or other means of transmission, upon actual receipt thereof by the Trustee at the Warrant Agency.

ARTICLE IV

ADJUSTMENT OF NUMBER OF COMMON SHARES

4.1	Adjustment of Number of Common Shares

The acquisition rights in effect at any date attaching to the Warrants shall be subject to adjustment from time to time as follows:

(a)	if and whenever at any time from the date hereof and prior to the Exercise Date, the

Corporation shall:

(i)	subdivide, redivide or change its outstanding Common Shares into a greater number of shares;
(ii)	reduce, combine or consolidate its outstanding Common Shares into a smaller number of shares; or
(iii)

issue Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all the holders of the then outstanding Common Shares by way of stock dividend or otherwise (other than the issue of Common Shares to holders of Common Shares pursuant to their exercise of options or the exercise of previously granted warrants, including the Warrants issued hereunder, or as dividends in the form of Common Shares in lieu of dividends paid in the ordinary course on the Common Shares);

the number of Common Shares obtainable under each Warrant shall be adjusted immediately after the effective date of such subdivision, redivision, change, reduction, combination or consolidation, by multiplying the number of Common Shares obtainable immediately prior to such date on the exercise of such Warrant by a fraction of which the numerator shall be the total number of Common Shares outstanding immediately after such date and the denominator shall be the total number of Common Shares outstanding immediately prior to such date and the Exercise Price in effect immediately after such subdivision, redivision or change shall be proportionately reduced, and conversely, in case the outstanding Common Shares of the Corporation shall be reduced, combined or consolidated into a smaller number of shares, the Exercise Price in effect immediately after such reduction, combination or consolidation shall be proportionately increased. Such adjustment shall be made successively whenever any event referred to in this subsection 4.1(a) shall occur;

(b)

if and whenever at any time from the date hereof and prior to the Exercise Date, there is a reclassification of the Common Shares or a capital reorganization of the Corporation other than as described in subsection 4.1(a) or a consolidation, amalgamation, arrangement or merger of the Corporation with or into any other body corporate, trust, partnership or other entity, or a sale, lease, exchange or transfer of the property and assets of the Corporation as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity, a Warrantholder shall be entitled to receive and shall accept, in lieu of the number of Common Shares originally sought to be acquired by it, the number of shares or other securities or property of the Corporation or of the body corporate, trust, partnership or other entity resulting from such merger, amalgamation, arrangement or consolidation, or to which such sale, lease, exchange or transfer may be made, as the case may be, that such Warrantholder would have been entitled to receive on such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, lease, exchange or transfer, if, on the record date or the effective date thereof, as the case may be, the Warrantholder had been the registered holder of the number of Common Shares originally sought to be acquired by it and to which it was entitled to acquire upon the exercise of the Warrants. If determined appropriate by the Trustee to give effect to or to evidence the provisions of this subsection 4.1(b), the Corporation, its successor, or such purchasing body corporate, partnership, trust or other entity, as the case may be, shall, prior to or contemporaneously with any such reclassification, reorganization, consolidation, amalgamation, arrangement, merger, sale, lease, exchange or transfer, enter into an indenture which shall provide, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the Warrantholders to the end that the provisions set forth in this Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to any shares, other securities or property to which a Warrantholder is entitled on the exercise of its acquisition rights thereafter. Any indenture entered into between the Corporation and the Trustee pursuant to the provisions of this subsection 4.1(b) shall be a supplemental indenture entered into pursuant to the provisions of Article 8 hereof. Any indenture entered into between the Corporation, any successor to the Corporation or such purchasing body corporate, partnership, trust or other entity and the Trustee shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 4.1 and which shall apply to successive reclassifications, reorganizations, amalgamations, arrangements, consolidations, mergers, sales, lease, exchange or transfer;

(c)	if and whenever at any time after the date hereof and prior to the Expiry Time:
(i)

the Corporation shall fix a record date for the issuance of rights, options or warrants to all or substantially all of the holders of Common Shares entitling them to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for Common Shares) at a price per share (or having a conversion price per share or exchange price per share) less than 80% of the Current Market Price on such record date, and

(ii)

the Corporation does not fix a record date for the same date as the record date provided for in (c)(i) for the issuance to Warrantholders of equivalent rights, options or warrants as provided to holders of Common Shares in the event described in (c)(i) and on equivalent terms thereto, then, the Exercise Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Exercise Price in effect on such record date by the following fraction:

A + (B / C)
A + D

Where:

A	=	Total number of Common Shares outstanding on the record date

B	=	Aggregate gross price of the total number of additional Common

Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered)

C	=	Current Market Price on the record date

D	=	Total number of additional Common Shares offered for

subscription or purchase (or into or for which the convertible or exchangeable securities so offered are convertible or exchangeable)

and,

(iii)

any Common Shares owned by or held for the account of the Corporation or any subsidiary (as defined in theBusiness Corporations Act (Alberta)) of the Corporation shall be deemed not to be outstanding for the purpose of any such computation;

(iv)	such adjustment shall be made successively whenever such a record date is fixed;

(v)

to the extent that any such rights, options or warrants are not so issued or any such rights, options or warrants are not exercised prior to the expiration thereof, the Exercise Price shall then be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed or to the Exercise Price which would then be in effect based upon the number and aggregate price of Common Shares (or securities convertible into Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be; and

(vi)

upon any adjustment of the Exercise Price pursuant to this subsection 4.1(c), the number of Common Shares subject to the right of purchase under each Warrant shall be contemporaneously adjusted by multiplying the number of Common Shares theretofore obtainable on the exercise thereof by a fraction of which the numerator shall be the respective Exercise Price in effect immediately prior to such adjustment and the denominator shall be the respective Exercise Price resulting from such adjustment;

(d)	if and whenever at any time after the date hereof and prior to the Expiry Time:
(i)	the Corporation shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Common Shares of:
(A)	shares of any class, whether of the Corporation or any other corporation (other than Common Shares);
(B)	evidence of its indebtedness; or
(C)	assets or property of the Corporation; and
(ii)

the Corporation does not fix a record date for the same date as the record date provided for in (d)(i) for the issuance to Warrantholders of equivalent shares, evidence of indebtedness, assets or property as provided to holders of Common Shares in the event described in (d)(i) and on equivalent terms thereto, then, and in each such case, the Exercise Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Exercise Price in effect on such record date by the following fraction:

(A x B) - C

A x B

Where:

A	=	Total number of Common Shares outstanding on such record

date

B	=	Current Market Price on such record date

C	=	Aggregate fair market value of such shares, evidence of

indebtedness or assets so distributed

and,

(iii)	any Common Shares owned by or held for the account of the Corporation or any subsidiary of the Corporation shall be deemed not to be outstanding for the purpose of any such computation;
(iv)	such adjustment shall be made successively whenever such a record date is fixed;
(v)

to the extent that such distribution is not so made, the Exercise Price shall then be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed or to the Exercise Price which would then be in effect based upon such shares, evidences of indebtedness or assets actually distributed, as the case may be; and

(vi)

upon any adjustment of the Exercise Price pursuant to clauses 4.1(d)(i)(A) and 4.1(d)(i)(B), the number of Common Shares subject to the right of purchase under each Warrant shall be contemporaneously adjusted by multiplying the number of Common Shares theretofore obtainable on the exercise thereof by a fraction of which the numerator shall be the respective Exercise Price in effect immediately prior to such adjustment and the denominator shall be the respective Exercise Price resulting from such adjustment;

(e)

the adjustments provided for in this Article 4 in the number of Common Shares and classes of securities which are to be received on the exercise of Warrants are cumulative. After any adjustment pursuant to this Section 4.1, the term “Common Shares” where used in this Indenture shall be interpreted to mean securities of any class or classes which, as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, the Warrantholder is entitled to receive upon the exercise of its Warrant, and the number of Common Shares indicated by any exercise made pursuant to a Warrant shall be interpreted to mean the number of Common Shares or other property or securities a Warrantholder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, upon the full exercise of a Warrant; and

(f)

subject only to this Article 4, no Warrantholder shall be entitled to receive at any time cash or property of any kind in lieu of those Common Shares issuable on the exercise of the Warrants held by such Warrantholder.

4.2	Entitlement to Shares on Exercise of Warrant

All shares of any class or other securities which a Warrantholder is at the time in question entitled to receive on the exercise of its Warrant, whether or not as a result of adjustments made pursuant to this

Article 4, shall, for the purposes of the interpretation of this Indenture, be deemed to be shares which such Warrantholder is entitled to acquire pursuant to such Warrant.

4.3	Determination by Corporation’s Auditors

In the event of any question arising with respect to the adjustments provided for in this Article 4, such question shall be conclusively determined by the Corporation’s Auditors who shall have access to all necessary records of the Corporation, and such determination shall be binding upon the Corporation, the Trustee, all Warrantholders and all other persons interested therein.

4.4	Proceedings Prior to any Action Requiring Adjustment

As a condition precedent to the taking of any action which would require an adjustment in any of the acquisition rights pursuant to any of the Warrants, including the number of Common Shares which are to be received upon the exercise thereof, the Corporation shall take any corporate action which may, in the opinion of Counsel, be necessary in order that the Corporation has unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares which the holders of such Warrants are entitled to receive on the full exercise thereof in accordance with the provisions hereof.

4.5	Certificate of Adjustment

The Corporation shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Article 4, deliver a certificate of the Corporation to the Trustee specifying the nature of the event requiring the same and the amount of the adjustment or readjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate shall be supported by a certificate of the Corporation’s Auditors verifying such calculation.

4.6	Notice of Special Matters

The Corporation covenants with the Trustee that, so long as any Warrants remain outstanding, it will give notice to the Trustee and to the Warrantholders of its intention to fix a record date that is prior to the Expiry Date for the issuance of rights, options or warrants (other than the Warrants) to all or substantially all the holders of its outstanding Common Shares. Such notice shall specify the particulars of such event and the record date for such event, provided that the Corporation shall only be required to specify in the notice such particulars of the event as shall have been fixed and determined on the date on which the notice is given. The notice shall be given in each case at least 14 days prior to such applicable record date.

4.7	No Action after Notice

The Corporation covenants with the Trustee that it will not close its transfer books or take any other corporate action which might deprive the holder of a Warrant of the opportunity to have exercised its right of acquisition pursuant thereto during the period of 14 days after the giving of the notice set forth in Section 4.6.

4.8	Protection of Trustee

Except as provided in Section 9.2, the Trustee:

(a)

shall not at any time be under any duty or responsibility to any Warrantholder to determine whether any facts exist which may require any adjustment contemplated by Section 4.1, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b)

shall not be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or of any shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Warrant;

(c)

shall not be responsible for any failure of the Corporation to issue, transfer or deliver Common Shares or certificates for the same upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article; and

(d)

shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequences of any breach on the part of the Corporation of any of the representations, warranties or covenants herein contained or of any acts of the directors, officers, employees, agents or servants of the Corporation.

ARTICLE V

RIGHTS OF THE CORPORATION AND COVENANTS

5.1	General Covenants

The Corporation covenants with the Trustee that so long as any Warrants remain outstanding:

(a)	it will allot and reserve and keep available a sufficient number of Common Shares for the purpose of enabling it to satisfy its obligations to issue Common Shares upon the exercise of the Warrants;
(b)

it will cause the Common Shares and the certificates representing the Common Shares from time to time acquired pursuant to the exercise of the Warrants to be duly issued and delivered in accordance with the Warrant Certificates and the terms hereof;

(c)

upon payment of the Exercise Price, all Common Shares which shall be issued upon exercise of the rights to acquire provided for herein and in the Warrant Certificates shall be fully paid and non-assessable;

(d)

it will use its reasonable commercial efforts maintain its corporate existence; carry on and conduct its business in a proper, efficient and business-like manner; in accordance with good business practice, keep or cause to be kept proper books of account in accordance with Canadian generally accepted accounting practice;

(e)

it will use its reasonable commercial efforts to ensure that all Common Shares outstanding or issuable from time to time (including without limitation the Common Shares issuable on the exercise of the Warrants) continue to be or are listed and posted for trading on the Toronto Stock Exchange, provided that the foregoing shall not restrict or prevent the Corporation from completing a plan of arrangement, take-over bid or other business combination which could or may result in delisting of the Common Shares;

(f)	it will use its reasonable commercial efforts to maintain its status as a reporting issuer in good standing, in the provinces of Alberta, British Columbia,Manitoba and Ontario, provided that the foregoing shall not restrict or prevent the Corporation from completing a plan of arrangement, take-over bid or other business combination which could or may result in the Corporation ceasing to be a reporting issuer in any such jurisdiction;

(g)

it will use its reasonable commercial efforts to make all requisite filings to be made by it under applicable Canadian securities legislation and stock exchange rules including without limitation to report the exercise of the rights to acquire Common Shares pursuant to Warrants or otherwise,

(h)	generally, it will well and truly perform and carry out all of the acts or things to be done by it as provided in this Indenture;
(i)

if at any time no U.S. Registration Statement is effective, it will give notice to the Trustee forthwith and will give notice, in accordance with the provisions set out in Article 10, to each Warrantholder having an address in the United States shown on the register of holders of Warrants kept by the Trustee pursuant to this Indenture of such fact as soon as reasonably practicable, but in any event such notice must be sent within two Business Days, after learning that no U.S. Registration Statement is effective. Such notice must be sent by fax if possible to any securities depositary that is a registered holder; provided that until the date that is two Business Days after the date the notice is provided to the holders of Warrants, the Determination Date for any Warrant will be any date specified by the holder during the period starting as of when no U.S. Registration Statement is effective and ending as of the provision of the form;

(j)

it will use its reasonable commercial efforts to file and bring effective a U.S. Registration Statement and use its reasonable commercial efforts to maintain the effectiveness of such U.S. Registration Statement, or other U.S. Registration Statement, continuously until the Expiry Date and will provide the Trustee notice of any change in the effectiveness of any U.S. Registration Statement;

(k)

in the event that it shall begin, or cease, to file as a “Foreign Issuer” with the U.S. Securities and Exchange Commission, it shall promptly deliver to the Trustee an Officers’ Certificate (in a form provided by the Trustee certifying such “reporting issuer” status and other information as the Trustee may require at such given time.

5.2	Trustee’s Remuneration and Expenses

The Corporation covenants that it will pay to the Trustee from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of the trusts hereby created (including the reasonable compensation and the disbursements of its counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Trustee hereunder shall be finally and fully performed, except any such expense, disbursement or advance as may arise out of or result from the Trustee’s negligence, wilful misconduct or bad faith.

5.3	Performance of Covenants by Trustee

If the Corporation shall fail to perform any of its covenants contained in this Indenture, the Trustee may notify the Warrantholders of such failure on the part of the Corporation or may itself perform any of the covenants capable of being performed by it but, subject to Section 9.2, shall be under no obligation to perform said covenants or to notify the Warrantholders of such performance by it. All sums expended or advanced by the Trustee in so doing shall be repayable as provided in Section 5.2. No such performance, expenditure or advance by the Trustee shall relieve the Corporation of any default hereunder or of its continuing obligations under the covenants herein contained.

5.4	Optional Purchases by the Corporation

Subject to compliance with applicable securities legislation, the Corporation may purchase from time to time by private contract or otherwise any of the Warrants. Any such purchase shall be made at the lowest price or prices at which, in the opinion of the directors, such Warrants are then obtainable, plus reasonable costs of purchase, and may be made in such manner, from such persons and on such other terms as the Corporation, in its sole discretion, may determine. Any Warrant Certificates representing the Warrants purchased pursuant to this Section 5.4 shall forthwith be cancelled by the Trustee upon receipt by the Trustee of the Warrant Certificate and a direction from the Corporation to cancel such Warrant Certificate. No Warrants shall be issued in replacement thereof.

ARTICLE VI

ENFORCEMENT

6.1	Suits by Warrantholders

All or any of the rights conferred upon any Warrantholder by any of the terms of the Warrant Certificates or of this Indenture, or of both, may be enforced by the Warrantholder by appropriate proceedings but without prejudice to the right which is hereby conferred upon the Trustee to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Warrantholders.

6.2	Immunity of Shareholders, etc.

The Trustee and, by the acceptance of the Warrant Certificates and as part of the consideration for the issue of the Warrants, the Warrantholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any incorporator or any past, present or future shareholder, director, officer, employee or agent of the Corporation or of any “successor Corporation” (as such term is defined in Section 8.2) on any covenant, agreement, representation or warranty by the Corporation contained herein or in the Warrant Certificates.

6.3	Limitation of Liability

The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future shareholders, directors, officers, employees or agents of the Corporation or of any successor Corporation, but only the property of the Corporation or of any successor Corporation shall be bound in respect hereof.

6.4	Waiver of Default

Upon the happening of any default hereunder, the Trustee shall provide a notice as provided in Section 10.2 to the Warrantholders setting out, in reasonable detail, the particulars of such default and:

(a)	the holders of not less than 51% of the Warrants then outstanding shall have the power (in addition to the powers exercisable by Extraordinary Resolution) by requisition in writing to instruct the Trustee to waive any default hereunder and the Trustee shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition; or

(b)

the Trustee shall have power to waive any default hereunder upon such terms and conditions as the Trustee may deem advisable, if, in the Trustee’s opinion, the same shall have been cured or adequate provision made therefor;

provided that no delay or omission of the Trustee or of the Warrantholders to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein and provided further that no act or omission either of the Trustee or of the Warrantholders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder of the rights resulting therefrom.

ARTICLE VII

MEETINGS OF WARRANTHOLDERS

7.1	Right to Convene Meetings

The Trustee may at any time and from time to time, and shall on receipt of a written request of the Corporation or of a Warrantholders’ Request and upon being indemnified to its reasonable satisfaction by the Corporation or by the Warrantholders signing such Warrantholders’ Request against the cost which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Warrantholders. In the event of the Trustee failing to so convene a meeting within ten (10) days after receipt of such written request of the Corporation or such Warrantholders’ Request and indemnity given as aforesaid, the Corporation or such Warrantholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Calgary, Alberta or at such other place as may be approved or determined by the Trustee.

7.2	Notice

At least twenty-one days’ prior notice of any meeting of Warrantholders shall be given to the Warrantholders in the manner provided for in Section 10.2 and a copy of such notice shall be sent by mail to the Trustee (unless the meeting has been called by the Trustee) and to the Corporation (unless the meeting has been called by the Corporation). Such notice shall state the time when and the place where the meeting is to be held, shall state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Warrantholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 7.

7.3	Chairman

An individual (who need not be a Warrantholder) designated in writing by the Trustee shall be chairman of any meeting of Warrantholders and if no individual is so designated, or if the individual so designated is not present within 15 minutes from the time fixed for the holding of the meeting, the Warrantholders present in person or by proxy shall choose some individual present to be chairman.

7.4	Quorum

Subject to the provisions of Section 7.11, at any meeting of the Warrantholders a quorum shall consist of Warrantholders present in person or by proxy and entitled to acquire at least 25% of the aggregate number of Common Shares which could be acquired pursuant to all the then outstanding

Warrants, provided that at least two persons entitled to vote thereat are personally present. If a quorum of the Warrantholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by Warrantholders or on a Warrantholders’ Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting which might have been dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless a quorum be present at the commencement of business. At the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not be entitled to acquire at least 25% of the aggregate number of Common Shares which may be acquired pursuant to all then outstanding Warrants.

7.5	Power to Adjourn

The chairman of any meeting at which a quorum of the Warrantholders is present may, with the consent of the meeting, adjourn any such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

7.6	Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an Extraordinary Resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

7.7	Poll and Voting

On every Extraordinary Resolution, and on any other question submitted to a meeting and after a vote by show of hands when demanded by the chairman or by one or more of the Warrantholders acting in person or by proxy and entitled to acquire in the aggregate at least 5% of the aggregate number of Common Shares which could be acquired pursuant to all the Warrants then outstanding, a poll shall be taken in such manner as the chairman shall direct. Questions other than those required to be determined by Extraordinary Resolution shall be decided by a majority of the votes cast on the poll.

On a show of hands, every person who is present and entitled to vote, whether as a Warrantholder or as proxy for one or more absent Warrantholders, or both, shall have one vote. On a poll, each Warrantholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each whole Common Share which he is entitled to acquire pursuant to the Warrant or Warrants then held or represented by it. A proxy need not be a Warrantholder. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Warrants, if any, held or represented by him.

7.8	Regulations

The Trustee, or the Corporation with the approval of the Trustee, may from time to time make and from time to time vary such regulations as it shall think fit for:

(a)	the setting of the record date for a meeting of Warrantholders for the purpose of determining Warrantholders entitled to receive notice of and to vote at the meeting;

(b)

the issue of voting certificates by any bank, trust company or other depositary satisfactory to the Trustee stating that the Warrant Certificates specified therein have been deposited with it by a named person and will remain on deposit until after the meeting, which voting certificate shall entitle the persons named therein to be present and vote at any such meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at any such meeting and at any adjournment thereof in the same manner and with the same effect as though the persons so named in such voting certificates were the actual bearers of the Warrant Certificates specified therein;

(c)

the deposit of voting certificates and instruments appointing proxies at such place and time as the Trustee, the Corporation or the Warrantholders convening the meeting, as the case may be, may in the notice convening the meeting direct;

(d)

the deposit of voting certificates and instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed or telecopied before the meeting to the Corporation or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(e)	the form of the instrument of proxy; and
(f)	generally for the calling of meetings of Warrantholders and the conduct of business thereat.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as a Warrantholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 7.9), shall be Warrantholders or their counsel, or proxies of Warrantholders.

7.9	Corporation and Trustee May be Represented

The Corporation and the Trustee, by their respective directors and officers, and the Counsel for the Corporation and for the Trustee may attend any meeting of the Warrantholders, but shall not be entitled to vote thereat, whether in respect of any Warrants held by them or otherwise.

7.10	Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred upon them by any other provisions of this Indenture or by law, the Warrantholders at a meeting shall, subject to the provisions of Section 7.11, have the power, exercisable from time to time by Extraordinary Resolution:

(a)

to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Warrantholders or the Trustee in its capacity as trustee hereunder or on behalf of the Warrantholders against the Corporation whether such rights arise under this Indenture or the Warrant Certificates or otherwise;

(b)	to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Warrantholders;
(c)	to direct or to authorize the Trustee to enforce any of the covenants on the part of the

Corporation contained in this Indenture or the Warrant Certificates or to enforce any of the rights of the Warrantholders in any manner specified in such Extraordinary Resolution or to refrain from enforcing any such covenant or right;

(d)

to waive, and to direct the Trustee to waive, any default on the part of the Corporation in complying with any provisions of this Indenture or the Warrant Certificates either unconditionally or upon any conditions specified in such Extraordinary Resolution;

(e)

to restrain any Warrantholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any of the covenants on the part of the Corporation in this Indenture or the Warrant Certificates or to enforce any of the rights of the Warrantholders;

(f)

to direct any Warrantholder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Warrantholder in connection therewith;

(g)

to assent to any change in or omission from the provisions contained in the Warrant Certificates and this Indenture or any ancillary or supplemental instrument which may be agreed to by the Corporation, and to authorize the Trustee to concur in and execute any ancillary or supplemental indenture embodying the change or omission; and

(h)

with the consent of the Corporation (which consent shall not be unreasonably withheld), to remove the Trustee or its successor in office and to appoint a new trustee or trustees to take the place of the Trustee so removed.

7.11	Meaning of Extraordinary Resolution
(a)

The expression “Extraordinary Resolution” when used in this Indenture means, subject as hereinafter provided in this Section 7.11 and in Section 7.14, a resolution proposed at a meeting of Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 7 at which there are present in person or by proxy Warrantholders entitled to acquire at least 25% of the aggregate number of Common Shares which may be acquired pursuant to all the then outstanding Warrants and passed by the affirmative votes of Warrantholders entitled to acquire not less than 66 2/3% of the aggregate number of Common Shares which may be acquired pursuant to all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution.

(b)

If, at the meeting at which an Extraordinary Resolution is to be considered, Warrantholders entitled to acquire at least 25% of the aggregate number of Common Shares which may be acquired pursuant to all the then outstanding Warrants are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by Warrantholders or on a Warrantholders’ Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than 15 or more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than ten days’ prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in Section 10.2. Such notice shall state that at the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection 7.11(a) shall be an Extraordinary Resolution within the meaning of this Indenture notwithstanding that Warrantholders entitled to acquire at least 25% of the aggregate number of Common Shares which may be acquired pursuant to all the then outstanding Warrants are not present in person or by proxy at such adjourned meeting.

(c)	Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.
7.12	Powers Cumulative

Any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Warrantholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Warrantholders to exercise such power or powers or combination of powers then or thereafter from time to time.

7.13	Minutes

Minutes of all resolutions and proceedings at every meeting of Warrantholders shall be made and duly entered in books to be provided from time to time for that purpose by the Trustee at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairman or the secretary of the meeting at which such resolutions were passed or proceedings had shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

7.14	Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Warrantholders at a meeting held as provided in this Article 7 may also be taken and exercised by Warrantholders entitled to acquire at least 66 2/3% of the aggregate number of Common Shares which may be acquired pursuant to all the then outstanding Warrants by an instrument in writing signed in one or more counterparts by such Warrantholders in person or by attorney duly appointed in writing, and the expression “Extraordinary Resolution” when used in this Indenture shall include an instrument so signed.

7.15	Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 7 at a meeting of Warrantholders shall be binding upon all the Warrantholders, whether present at or absent from such meeting, and every instrument in writing signed by Warrantholders in accordance with Section 7.14 shall be binding upon all the Warrantholders, whether signatories thereto or not, and each and every Warrantholder and the Trustee (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.

7.16	Holdings by Corporation Disregarded

In determining whether Warrantholders holding Warrant Certificates evidencing the entitlement to acquire the required number of Common Shares are present at a meeting of Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, Extraordinary Resolution, Warrantholders’ Request or other action under this Indenture, Warrants owned legally or beneficially by the Corporation or any Subsidiary of the Corporation shall be disregarded in accordance with the provisions of Section 10.6.

ARTICLE VIII

SUPPLEMENTAL INDENTURES

8.1	Provision for Supplemental Indentures for Certain Purposes

From time to time the Corporation (when authorized by action of the directors) and the Trustee may, subject to the provisions hereof and to the prior approval of the TSX, and they shall, when so directed in accordance with the provisions hereof, execute and deliver by their proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)	setting forth any adjustments resulting from the application of the provisions of Article 4;
(b)

adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable in the premises, provided that the same are not in the opinion of the Trustee prejudicial to the interests of the Warrantholders as a group;

(c)	giving effect to any Extraordinary Resolution passed as provided in Article 7;
(d)

making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder or for the purpose of obtaining a listing or quotation of the Warrants on any stock exchange, provided that such provisions are not, in the opinion of the Trustee, prejudicial to the interests of the Warrantholders;

(e)

adding to or altering the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrant Certificates, and making any modification in the form of the Warrant Certificates which does not affect the substance thereof;

(f)

modifying any of the provisions of this Indenture, including relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective only if, in the opinion of the Trustee, such modification or relief in no way prejudices any of the rights of the Warrantholders or of the Trustee, and provided further that the Trustee may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Trustee when the same shall become operative; and

(g)

for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Trustee the rights of the

Trustee and of the Warrantholders are in no way prejudiced thereby.

8.2	Successor Corporations

In the case of the consolidation, amalgamation, merger or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another Corporation (“successor Corporation”), the successor Corporation resulting from such consolidation, amalgamation, merger or transfer (if not the Corporation) shall expressly assume, by supplemental indenture satisfactory in form to the Trustee and executed and delivered to the Trustee, the due and punctual performance and observance of each and every covenant and condition of this Indenture to be performed and observed by the Corporation.

ARTICLE IX

CONCERNING THE TRUSTEE

9.1	Trust Indenture Legislation
(a)	If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, such mandatory requirement shall prevail.
(b)

The Corporation and the Trustee agree that each will, at all times in relation to this Indenture and any action to be taken hereunder, observe and comply with and be entitled to the benefits of Applicable Legislation.

9.2	Rights and Duties of Trustee
(a)

In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Trustee shall exercise that degree of care, diligence and skill that a reasonably prudent trustee and/or custodian would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act, or its own wilful misconduct or bad faith.

(b)

The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Trustee or the Warrantholders hereunder shall be conditional upon the Warrantholders furnishing, when required by notice by the Trustee, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Trustee to protect and to hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Trustee to expend or to risk its own funds or otherwise to incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(c)

The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Warrantholders, at whose instance it is acting to deposit with the Trustee the Warrants held by them, for which Warrants the Trustee shall issue receipts.

(d)	Every provision of this Indenture that by its terms relieves the Trustee of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of Applicable Legislation, of this Section 9.2 and of Section 9.3.

9.3	Evidence, Experts and Advisers
(a)

In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Corporation shall furnish to the Trustee such additional evidence of compliance with any provision hereof, and in such form, as may be prescribed by Applicable Legislation or as the Trustee may reasonably require by written notice to the Corporation.

(b)

In the exercise of its rights and duties hereunder, the Trustee may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of the Corporation, certificates of the Corporation or other evidence furnished to the Trustee pursuant to a request of the Trustee, provided that such evidence complies with Applicable Legislation and that the Trustee complies with Applicable Legislation and that the Trustee examines the same and determines that such evidence complies with the applicable requirements of this Indenture.

(c)

Whenever it is provided in this Indenture or under Applicable Legislation that the Corporation shall deposit with the Trustee resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the trust, accuracy and good faith on the effective date thereof and the facts and opinions stated in all such documents so deposited shall, in each and every such case, be conditions precedent to the right of the Corporation to have the Trustee take the action to be based thereon.

(d)

Proof of the execution of an instrument in writing, including a Warrantholders’ Request, by any Warrantholder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to it the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Trustee may consider adequate.

(e)

The Trustee may employ or retain such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any Counsel, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with due care by the Trustee.

9.4	Documents, Monies, etc. Held by Trustee

Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any Canadian chartered bank listed in Schedule I of the Bank Act (Canada) or deposited for safekeeping with any such bank. Unless herein otherwise expressly provided, any monies so held pending the application or withdrawal thereof under any provisions of this Indenture, upon the direction of the Corporation, shall be or, with the consent of the Corporation, may be:

(a)	deposited in the name of the Trustee in any Canadian chartered bank listed in Schedule I of the Bank Act (Canada) at the rate of interest (if any) then current on similar deposits;

(b)	deposited in the deposit department of the Trustee; or
(c)

invested in securities issued or guaranteed by the Government of Canada or a province thereof, any Canadian chartered bank listed in Schedule I of the Bank Act (Canada) or the Trustee, provided that the securities shall not have a maturity date of more than 60 days from the date of investment. Unless the Corporation shall be in default hereunder or unless otherwise specifically provided herein, all interest or other income received by the Trustee in respect of such deposits and investments shall belong to the Corporation.

9.5	Actions by Trustee to Protect Interest

The Trustee shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Warrantholders.

9.6	Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

9.7	Protection of Trustee

By way of supplement to the provisions of any law for the time being relating to trustees it is expressly declared and agreed as follows:

(a)

the Trustee shall not be liable for or by reason of any statements of fact or recitals in this Indenture or in the Warrant Certificates (except the representation contained in Section 9.9 or in the certificate of the Trustee on the Warrant Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation;

(b)

nothing herein contained shall impose any obligation on the Trustee to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto;

(c)	the Trustee shall not be bound to give notice to any person or persons of the execution hereof; and
(d)

the Corporation indemnifies and saves harmless the Trustee and its officers from and against any and all liabilities, losses, costs, claims, actions, or demands whatsoever which may be brought against the Trustee or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations under this Indenture, save only in the event of the negligent failure to act, or the wilful misconduct or bad faith of the Trustee. It is understood and agreed that this indemnification shall survive the termination or discharge of this Indenture or the resignation of the Trustee.

9.8	Replacement of Trustee; Successor by Merger
(a)

The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder, subject to this Section 9.8, by giving to the Corporation not less than 90 days prior notice in writing or such shorter prior notice as the Corporation may accept as sufficient. The Warrantholders by Extraordinary Resolution shall have power at any time to remove the existing Trustee and to appoint a new Trustee. In the event of the Trustee resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new trustee unless a new trustee has already been appointed by the Warrantholders; failing such appointment by the Corporation, the retiring Trustee or any Warrantholder may apply to a justice of the Court of Queen’s Bench of the Province of Alberta on such notice as such justice may direct, for the appointment of a new trustee; but any new trustee so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Warrantholders. Any new trustee appointed under any provision of this Section 9.8 shall be a Corporation authorized to carry on the business of a trust company in the Province of Alberta and, if required by the Applicable Legislation for any other provinces, in such other provinces. On any such appointment the new trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee hereunder.

(b)	Upon the appointment of a successor trustee, the Corporation shall promptly notify the Warrantholders thereof in the manner provided for in Section 10.2 hereof.
(c)

Any corporation into or with which the Trustee may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Trustee shall be a party, or any corporation succeeding to the trust business of the Trustee shall be the successor to the Trustee hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as a successor trustee under subsection 9.8(a).

9.9	Conflict of Interest
(a)

The Trustee represents to the Corporation that at the time of execution and delivery hereof no material conflict of interest exists between its role as a trustee hereunder and its role in any other capacity and agrees that in the event of a material conflict of interest arising hereafter it will, within 90 days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its trust hereunder to a successor trustee approved by the Corporation and meeting the requirements set forth in subsection 9.8(a). Notwithstanding the foregoing provisions of this subsection 9.9(a), if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Indenture and the Warrant Certificate shall not be affected in any manner whatsoever by reason thereof.

(b)

Subject to subsection 9.9(a), the Trustee, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and generally may contract and enter into financial transactions with the Corporation or any Subsidiary of the Corporation without being liable to account for any profit made thereby.

9.10	Acceptance of Trust

The Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth.

9.11	Trustee Not to be Appointed Receiver

The Trustee and any person related to the Trustee shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertakings of the Corporation.

9.12	Anti-Money Laundering and Anti-Terrorist Legislation

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on ten (10) days written notice to the Corporation, provided that (a) the Trustee’s written notice shall describe the circumstances of such non-compliance; and (b) if such circumstances are rectified to the Trustee’s satisfaction within such ten (10) day period, then such resignation shall not be effective.

9.13	Accounts Opened for Corporation

The Corporation hereby represents to the Trustee that any account to be opened by, or interest to held by, the Trustee in connection with this Indenture, for or to the credit of the Corporation, either (a) is not intended to be used by or on behalf of any third party; or (b) is intended to be used by or on behalf of a third party, in which case the Corporation hereto agrees to complete and execute forthwith a declaration in the Trustee’s prescribed form as to the particulars of such third party.

ARTICLE X

GENERAL

10.1	Notice to the Corporation and the Trustee
(a)

Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation or the Trustee shall be deemed to be validly given if delivered or if sent by registered letter, postage prepaid or if telecopied:

If to the Corporation:

Oncolytics Biotech Inc.

210, 1167 Kensington Cr. N.W.

Calgary, Alberta

T2N 1X7

Attention:	President
Telecopier:	(403) 283-0858

With a copy to:

McCarthy Tétrault LLP

3300, 421- 7th Avenue S.W.

Calgary, Alberta

T2P 4K9

Attention:	Andrew Grasby
Telecopier:	(403) 260-3501

If to the Trustee:

Computershare Trust Company of Canada

600, 530 - 8th Avenue S.W.

Calgary, Alberta

T2P 3S8

Attention:	Manager, Corporate Trust Department
Telecopier:	(403) 267-6598

and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or, if mailed, on the fifth Business Day following the actual posting of the notice, or if telecopied, the next Business Day after transmission provided that transmission has been completely and accurately transmitted.

(b)

For greater clarity, the sending of any notice to Warrantholders as contemplated in the definition of “Expiry Date” shall be conclusively deemed to have been sent by the Corporation on the date the notice is deposited in first class mail to the registered address of the Warrantholder as reflected on the Warrant Register maintained under the Indenture.

(c)

The Corporation or the Trustee, as the case may be, may from time to time notify the other in the manner provided in subsection 10.1(a) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation or the Trustee, as the case may be, for all purposes of this Indenture.

(d)

If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Trustee or to the Corporation hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered or sent by telecopier at the appropriate address or number provided in subsection 10.1(a).

10.2	Notice to Warrantholders
(a)

Unless otherwise provided herein, any notice to the Warrantholders under the provisions of this Indenture shall be valid and effective if delivered or if sent by telecopier or letter or circular through the ordinary post addressed to such holders at their post office addresses appearing on the register hereinbefore mentioned and shall be deemed to have been effectively given on the date of delivery or, if mailed, five Business Days following actual posting of the notice, or if telecopied, the next Business Day after transmission provided that transmission has been completely and accurately transmitted.

(b)

If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrantholders hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered or sent by telecopier at the appropriate address or number referred to in subsection 10.2(a).

10.3	Counterparts

This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

10.4	Satisfaction and Discharge of Indenture

Upon the earlier of:

(a)	the date by which there shall have been delivered to the Trustee for exercise or destruction all Warrant Certificates theretofore certified hereunder; or
(b)	the Time of Expiry,

and if all certificates representing Common Shares and Warrants required to be issued in compliance with the provisions hereof have been issued and delivered hereunder or to the Trustee in accordance with such provisions and if all payments required to be made in compliance with the provisions of Article 4 have been made in accordance with such provisions, this Indenture shall cease to be of further effect and the Trustee, on demand of and at the cost and expense of the Corporation and upon delivery to the Trustee of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture. Notwithstanding the foregoing, the indemnities provided to the Trustee by the Corporation hereunder shall remain in full force and effect and survive the termination of this Indenture.

10.5	Provisions of Indenture and Warrants for the Sole Benefit of Parties, Agent and Warrantholders

Nothing in this Indenture or in the Warrant Certificates, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the Warrantholders, as the case may be, any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

10.6	Warrants Owned by the Corporation or its Subsidiaries - Certificate to be Provided

For the purpose of disregarding any Warrants owned legally or beneficially by the Corporation or any Subsidiary of the Corporation in Section 7.16, the Corporation shall provide to the Trustee, from time to time, a certificate of the Corporation setting forth as at the date of such certificate:

(a)

the names (other than the name of the Corporation) of the registered holders of Warrants which, to the knowledge of the Corporation, are owned by or held for the account of the Corporation or any Subsidiary of the Corporation; and

(b)	the number of Warrants owned legally or beneficially by the Corporation or any Subsidiary of the Corporation;

and the Trustee, in making the computations in Section 7.16, shall be entitled to rely on such certificate without any additional evidence.

10.7	Evidence of Ownership

Upon receipt of a certificate of any bank, trust company or other depositary satisfactory to the Trustee stating that the Warrants specified therein have been deposited by a named person with such bank, trust company or other depositary and will remain so deposited until the expiry of the period specified therein, the Corporation and the Trustee may treat the person so named as the owner, and such certificate as sufficient evidence of the ownership by such person of such Warrant during such period, for the purpose of any requisition, direction, consent, instrument or other document to be made, signed or given by the holder of the Warrant so deposited.

(a)	The Corporation and the Trustee may accept as sufficient evidence of the fact and date of the signing of any requisition, direction, consent, instrument or other document by any person:
(i)	the signature of any officer of any bank, trust company, or other depositary satisfactory to the Trustee as witness of such execution,
(ii)

the certificate of any notary public or other officer authorized to take acknowledgments of deeds to be recorded at the place where such certificate is made that the person signing acknowledged to him the execution thereof,

(iii)	a statutory declaration of a witness of such execution, or
(iv)	such other documentation as is satisfactory to the Trustee.
10.8	Privacy Laws

The Corporation and the Trustee acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Indenture. Despite any other provision of this Indenture, neither party shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation shall, prior to transferring or causing to be transferred personal information to the Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Trustee shall use reasonable best efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Trustee agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or injury; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Indenture and not to use it for any other purpose except with the consent of or direction from the Corporation or the individual involved; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

IN WITNESS WHEREOF the parties hereto have executed this Indenture under their respective corporate seals and the hands of their proper officers in that behalf.

DATED this 18th day of November, 2009.

ONCOLYTICS BIOTECH INC.

Per:
Doug Ball Chief Financial Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:
Name: Title:
Per:
Name: Title:

THIS IS SCHEDULE “A” to the Warrant Indenture made as of November ?, 2009 between Oncolytics Biotech Inc. and Computershare Trust Company of Canada as Trustee.

WARRANT CERTIFICATE

ONCOLYTICS BIOTECH INC.

(Incorporated under the laws of the Province of Alberta)

CUSIP: ●

ISIN: ●

WARRANT

CERTIFICATE NO. ___________	_________ WARRANTS entitling the holder to acquire, subject to adjustment, one (1) Common Share for each whole Warrant represented hereby.

THIS IS TO CERTIFY THAT ________________________________________________________________________

(hereinafter referred to as the “holder”), subject to the terms, covenants, conditions and provisions of that Warrant Indenture between Oncolytics Biotech Inc. (the “Corporation”) and Computershare Trust Company of Canada, dated November ●, 2009 (the “Indenture”) is entitled at any time prior to 4:30 p.m. (Calgary time) on the Expiry Date (as defined below) (the “Time of Expiry”) to acquire in the manner and subject to the restrictions and adjustments set forth herein, one (1) fully paid and non assessable common share (“Common Share”) of the Corporation, as such shares were constituted on the Effective Date, upon payment of U.S.$3.50 per share payable to the Trustee by way of certified cheque, money order or bank draft. The “Expiry Date” means November23, 2014, or if on any date (the “Accelerated Exercise Date”) prior to November23, 2014 the 10-day volume-weighted average trading price of the Common Shares on the Toronto Stock Exchange exceeds the Canadian dollar equivalent (based on the Bank of Canada noon spot rate on the final day of the 10-day period) of U.S.$6.50per Common Share, then, at the Corporation’s sole discretion and upon the Corporation sending the holder written notice of such Accelerated Exercise Date and issuing a news release announcing such Accelerated Exercise Date (the “Notice”), the day that is 30 days following the later of: (i) the date on which such Notice is sent to the holder; and (ii) the date on which such announcement is made by news release. The Notice shall be conclusively deemed to have been sent by the Corporation on the date the Notice is deposited in first class mail to the registered address of the Warrantholder as reflected on the Warrant Register maintained under the Indenture. Any Warrants not exercised prior to the Time of Expiry shall be void and of no effect. Any terms utilized herein and not otherwise defined shall have the meanings ascribed thereto in the Indenture.

The certificates representing the Common Shares issued may be obtained upon duly completing and executing the Exercise Form attached hereto and surrendering this Warrant Certificate to the Trustee at the principal office of the Trustee in the City of Calgary, Alberta, together with certified cheque, bank draft or money order payable to the Trustee for the applicable Exercise Price. These Warrants shall be deemed to be surrendered only upon personal delivery hereof or, if sent by mail or other means of transmission, upon actual receipt thereof by the Trustee at the office referred to above, unless the Corporation accepts another form of delivery.

Upon surrender of these Warrants, the person or persons in whose name or names the Common Shares issuable upon exercise of the Warrants are to be issued shall be deemed for all purposes (except as provided in the Indenture) to be the holder or holders of record of such Common Shares and the Corporation has covenanted that it will (subject to the provisions of the Indenture) use its reasonable best efforts to cause a certificate or certificates representing such Common Shares to be delivered to the Warrant Agency or to be mailed to the person or persons at the address or addresses specified in the Exercise Form within five Business Days of the receipt of this Warrant Certificate and the Exercise Form duly completed.

The registered holder of these Warrants may only acquire that number of Common Shares that is equal to the number of Common Shares which may be acquired for the Warrants represented by this Warrant Certificate and, subject to the Indenture, no holder is entitled, at any time, to receive cash or property of any kind in lieu of those Common Shares issuable on the exercise of these Warrants. The registered holder of these Warrants may acquire any lesser number of Common Shares than the total number of Common Shares that may be acquired upon the exercise of the Warrants represented by this Warrant Certificate. In such event, the holder shall be entitled to receive a new Warrant Certificate for the balance of the Common Shares which may be acquired. No fractional Common Shares will be issued.

The Indenture provides for adjustments to the right of exercise, including the amount of and class and kind of securities or other property issuable upon exercise, upon the happening of certain stated events, including the subdivision or consolidation of the Common Shares, certain distributions of Common Shares or securities convertible into Common Shares or of other securities or assets of the Corporation, certain offerings of rights, warrants or options and certain reorganizations.

The Warrants represented by this certificate are issued under and pursuant to the Indenture between the Corporation and the Trustee. Reference is made to the Indenture and any instruments supplemental thereto for a full description of the rights of the holders of the Warrants and the terms and conditions upon which the Warrants are, or are to be, issued and held, with the same effect as if the provisions of the Indenture and all instruments supplemental thereto were herein set forth. By acceptance hereof, the holder assents to all provisions of the Indenture.

The Warrants evidenced hereby shall not be exercised by any person in the United States, “U.S. person” (a “U.S. Person”) as defined in Rule 902 (k) of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any person holding such Warrants for the account or benefit of a U.S. Person or person in the United States at any time when no registration statement under the U.S. Securities Act, including any amendments or supplements thereto, registering the Common Shares issuable upon the exercise of the Warrants evidenced hereby (a “U.S. Registration Statement”) is effective. During any such time when a U.S. Registration Statement is not effective, any holder of the Warrants evidenced hereby may be required to agree that all offers and sales of the Common Shares issued pursuant to such exercise shall be made only in accordance with Regulation S, pursuant to registration under the U.S. Securities Act or pursuant to an available exemption from the registration requirements of the U.S. Securities Act. Further, during any period in which there is not an effecive U.S. Registration

Statement, exercise of the Warrants by holders that in the United States, U.S. Persons, or holding for the account or benefit of a person in the United States or U.S. Person will be on a cashless exercise basis only. In no case will the Company be required to settle the Warrants for cash. Reference is made to Section 3.1 (b) and 3.9 of the Indenture for a description of the restrictions on the exercise of the Warrants evidenced hereby.

The holder of this Warrant Certificate may, at any time prior to the Time of Expiry upon surrender hereof to the Trustee at its principal office in the City of Calgary, Alberta, exchange this Warrant Certificate for other Warrant Certificates entitling the holder to acquire, in the aggregate, the same number of Common Shares as may be acquired under this Warrant Certificate.

The holding of the Warrants evidenced by this Warrant Certificate shall not constitute the holder hereof a shareholder of the Corporation or entitle the holder to any right or interest in respect thereof except as expressly provided in the Indenture and in this Warrant Certificate.

The Indenture provides that all holders of Warrants shall be bound by any resolution passed at a meeting of the holders of Warrants held in accordance with the provisions of the Indenture and resolutions signed by the holders of Warrants entitled to acquire a specified majority of the Common Shares which may be acquired pursuant to all then outstanding Warrants.

The Warrants evidenced by this Warrant Certificate may be transferred on the register kept at the office of the Trustee by the registered holder hereof or its legal representatives or its attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, upon compliance with the conditions prescribed in the Indenture including the execution of the Transfer Form attached to this Warrant Certificate and all applicable laws and upon compliance with such reasonable requirements as the Trustee may prescribe.

This Warrant Certificate shall not be valid for any purpose whatever unless and until it has been certified by or on behalf of the Trustee.

The parties hereto have expressly requested that this Warrant Certificate, all documents attached hereto, any notices or other documents to be given under this Warrant Certificate, and other documents related thereto be drawn up in the English language. Les parties aux présentes ont expressément exigé que le présent certificat de bons de souscription et tous les documents qui y sont affixés à ledit certificat de bons de souscription, ainsi que tout avis donné en vertu dudit certificat de bons de souscription ou tout autre document qui s’y rapporte, soient rédigés en anglais.

The Indenture and this Warrant Certificate shall be governed by and construed in accordance with the laws of the Province of Alberta. Notwithstanding the preceding sentence, the exercise, performance or discharge by the Trustee of any of its rights, powers, duties or responsibilities under the Indenture shall be construed in accordance with the laws of the Province of Alberta and the Federal laws of Canada applicable therein. Time shall be of the essence hereof.

Time shall be of the essence hereof.

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be signed by its duly authorized officer on the ● day of ●, 2009.

ONCOLYTICS BIOTECH INC.

Per:
Name Title

Certified by:

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:
Name Title

TRANSFER FORM

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers to

(full name of Transferee)	(full address of Transferee)

____________________ Warrants of Oncolytics Biotech Inc. registered in the name of the undersigned on the records of Oncolytics Biotech Inc. represented by the Warrant Certificate attached and irrevocably appoints Computershare Trust Company of Canada the attorney of the undersigned to transfer the said securities on the books or register with full power of substitution.

DATED the ______ day of ________________, _______

Signature Guaranteed	(Signature of Special Warrantholder)

Instructions:

The signature of the Warrantholder must be the signature of the person appearing on the face of this Warrant Certificate.

If the Transfer Form is signed on behalf of a corporation, partnership, association, or by an agent, trustee, executor, administrator, curator, guardian, attorney or any person acting in a judiciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Trustee and the Corporation.

The signature on the Transfer Form must be guaranteed by an authorized officer of a chartered bank, trust company or an eligible guarantor institution with membership in an approved signature guarantee medallion program.

Warrants shall only be transferable in accordance with applicable laws.

EXERCISE FORM

TO:	Oncolytics Biotech Inc. and

Computershare Trust Company of Canada

The undersigned hereby exercises the right to acquire Common Shares of Oncolytics Biotech Inc. as constituted on November 18, 2009 (or such number of other securities or property to which such Warrants entitle the undersigned in lieu thereof or in addition thereto under the provisions of the Indenture referred to in the accompanying Warrant Certificate) in accordance with and subject to the provisions of such Indenture and in connection therewith has enclosed a certified cheque, money order or bank draft payable to Computershare Trust Company of Canada in an amount equal to U.S.$3.50 (or price as adjusted pursuant to the Indenture) in respect of each Common Share to be issued.

The Common Shares (or other securities or property) are to be issued as follows:

Name:

Address in full:

Social Insurance Number/Business Number:

Number of Common Shares:

Note: If further nominees intend, please attach (and initial) a schedule giving these particulars.

DATED this _____ day of ______________, ______

Signature Guaranteed	(Signature of Warrantholder)

(Print full name)

(Print full address)

Instructions:

1.

The registered holder may receive its Common Shares by completing this form and surrendering this form and the Warrant Certificate representing the Warrants to Computershare Trust Company of Canada at its principal office at 600, 530- 8th Avenue S.W., Calgary, Alberta, T2P 3S8. The Corporation will use its reasonable best efforts to cause certificates for Common Shares to be delivered to the Warrant Agency or to be mailed to the registered holder within five Business Days after receipt of the Warrant Certificates and this form duly completed.

2.

If the Exercise Form indicates that Common Shares are to be issued to a person or persons other than the registered holder of the Warrant Certificate, the signature of such holder on the Exercise Form must be guaranteed by an authorized officer of a chartered bank, trust company or an eligible guarantor institution with membership in an approved signature guarantee medallion program

3.

If the Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a judiciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Trustee and the Corporation.

4.

Notice to Warrantholders: If this Exercise Form is being used by U.S. Persons, persons in the United States, or persons exercising for the account or benefit of U.S. Persons or persons in the United States at a time when there is no effective registration statement (“Registration Statement”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), registering the common shares issuable upon exercise of the Warrants to which this Exercise Form relates. Warrantholders who submit this Exercise Form may be required by the Corporation or the Warrant Agency to provide evidence that such Warrantholder is a U.S. Person or in the United States.

By providing this Exercise Form during any periods during which there is not an effective Registration Statement, the Warrantholder will be permitted to undertake a cashless exercise of the Warrants pursuant to the conditions of the Indenture. Please review Section 3.9 of the Indenture for further information regarding the cashless exercise provision.